FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For more information contact:
Ing. Alonso Quintana (5255) 5272 9991 x 3653 Alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Lic. Paloma Grediaga (5255) 5272-9991 x 3664 Paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

ICA ANNOUNCES Ps. 541 MILLION IN NEW CIVIL
CONSTRUCTION CONTRACTS

Mexico City, December 19th, 2006—Empresas ICA, S.A.B. de C.V. (BMV & NYSE: ICA) announced today that it has signed three civil construction contracts with a total value of Ps. 541 million. The contracts are:

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Two contracts with the Mass Transit Administration of the Federal District for the rehabilitation of sections of the Metro System. The first contract includes rehabilitation of the roadbed and rails and electrical and electronic installations on the entire length of Line 4, on Line 5 from the Valle Gómez station to the Politechnical Institute terminus, and at the Pantitlán transfer station. The second contract is for replacement of the 15kv monopole power supply cable for traction, lighting and power on Line 2 between the San Antonio Abad and Taxqueña stations. The two contracts have a combined value of Ps. 294 million and are unit price, fixed-term contracts that will be executed over a period of 334 days, with delivery scheduled for September 2007.

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The contract with the Federal Judiciary Council for the construction of the Palace of Justice in Culiacan, Sinaloa. The contract is a fixed-price, turnkey project with a value of Ps. 247 million, with work to be executed over 12 months.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance

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